JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

October 15, 2014

Stephanie Hui

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295 – Post-Effective Amendment No. 353

Dear Ms. Hui:

This letter is in response to the comments you provided to me with respect to the JPMorgan Unconstrained Debt Fund (the “Fund”). The Trust’s responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933 on or around October 16, 2014, which will become automatically effective on October 22, 2014 pursuant to the Rule.

1.	Comment: The prospectus indicates that the Fund may invest in emerging markets securities. Please disclose how the Fund determines if a security is an emerging markets security.

Response: The following will be added to the “More About the Fund” section of the statutory prospectus:

Emerging markets currently includes most countries in the world except Australia, Canada, Japan, New Zealand, the U.S., the United Kingdom and most western European countries. A security will deemed to be an emerging markets security if: (1) the issuer is organized under the laws of, or has a principal place of business in an emerging market; or (2) the principal listing of the issuer’s securities is in a market that is in an emerging market; or (3) the issuer derives at least 50% of its total revenues or profits from goods that are produced or sold, investments made, or services performed in an emerging market; or (4) the issuer has at least 50% of its assets located in an emerging market.

2.	Comment: The performance table indicates that the Lipper Alternative Credit Focus Funds Index performance since inception is “NA.” Please indicate why there is not performance going back to inception. In addition, please indicate in correspondence how the Lipper index is selected.

Response: The “Life of Fund” column is designated as N/A because the index did not report returns since the Fund’s inception. Please note that the Fund does not select its Lipper category, but rather Lipper specifies which Lipper index the Fund belongs in.

3.	Comment: The “More About the Fund” section indicates that the Fund is subject to CFTC Regulation Risk. Please explain in correspondence why this risk is applicable to the Fund.

Response: As part of its principal investment strategy, the Fund uses derivatives some of which fall within the definition of “commodity interests” including futures, options and swaps. As a result, it was determined that the Fund did not meet the requirements for a 4.5 exclusion and CFTC Regulation Risk is included in the prospectus.

4.	Comment: The Investment practices chart indicates that the Fund may invest in ETFs but ETFs are not listed in the Fund’s Risk/Return summary. Please verify that ETFs are not used as part of the Fund’s principal investment strategy.

Response: While the Fund has the ability to use ETFs, they are not used as part of the Fund’s principal investment strategy.

In connection with your review of Post-Effective Amendment No. 353 filed by the Trust on August 22, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1410.

Sincerely,

/s/ Jessica K. Ditullio

Jessica K. Ditullio

Assistant Secretary

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